Exhibit 21

(1)	Vision Bank, an Alabama banking corporation.

(2)	Vision Bancshares Financial Group, Inc., a wholly owned insurance subsidiary of Vision Bank.

(3)	Vision Bank, FSB, a federal savings bank organized on January 13, 2003 and chartered by the Office of Thrift Supervision.